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                     February 27, 2024

       Csaba Sverha
       Chief Financial Officer
       Fabrinet
       One Nexus Way, Camana Bay
       Grand Cayman
       Cayman Islands
       KYI-9005

                                                        Re: Fabrinet
                                                            Form 10-Q for the
Period Ended September 29, 2023
                                                            File No. 001-34775

       Dear Csaba Sverha:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing